Exhibit 99.5

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER REPORTS FIRST QUARTER 2021 FINANCIAL RESULTS

Strong financial quarter with significant increase in adjusted EBITDA to $12 million on production of 30,556 gold equivalent ounces

(All dollar amounts expressed in US dollars unless otherwise noted)

Vancouver, BC - May 5, 2021 - Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing diversified gold and silver producer focused on the Americas, announces unaudited consolidated financial results for the three months ended March 31, 2021, from its three wholly-owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (“the GMC”) in Mexico.

"This quarter saw a meaningful increase in mine operating earnings and adjusted EBITDA thanks to the team’s effectiveness as well as strength in metal prices and the benefit of a weaker Brazilian real," stated Rob Henderson, Great Panther's President & CEO. "We reduced our debt position to $27.6 million and ended the quarter with a strong balance sheet with $45.5 million in cash and equivalents. In addition, regional exploration and drilling was ramped up significantly at Tucano from which we are already seeing positive results that should contribute to increases in our mineral resource inventory."

First Quarter 2021 Highlights

•	Revenue of $52.5 million, a 9% increase when compared with the same period in 2020
•	Mine operating earnings of $11.0 million, an increase of 85% compared with Q1 2020
•	Net loss of $0.3 million compared with a net loss of $40.5 million in Q1 2020
•	Adjusted net income[1] of $1.7 million compared with an adjusted net loss of $3.5 million in Q1 2020
•	EBITDA[1] and Adjusted EBITDA[1] of $10.3 million and $12.4 million compared with negative $30.6 million and $6.4 million, respectively, for Q1 2020
•	Cash flow from operating activities (before changes in non-cash working capital) of $7.3 million
•	8% reduction in consolidated all-in-sustaining costs (“AISC”)[1] per gold ounce sold over Q1 2020

[1]	Throughout this news release and the accompanying MD&A, Great Panther has included the non-Generally Accepted Accounting Principles (“non-GAAP”) performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, free cash-flow, mine operating earnings before non-cash items, EBITDA, adjusted EBITDA, and adjusted net income (loss). Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with International Financial Reporting Standards (“IFRS”). As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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•	Reduced consolidated AISC (excluding corporate general and administrative expenses (“G&A”))[1] by 11% compared with Q1 2020 to $1,557 per Au oz sold
•	Consolidated metal production of 30,556 gold equivalent ounces (“Au eq oz”), inclusive of 24,978 gold ounces and 360,070 silver ounces
•	Successful completion of annual maintenance at Tucano, including replacement of the primary crusher and realignment of the SAG mill motor
•	Significant ramp up of exploration efforts with a 68% increase in drilling at Tucano compared with the same period in 2020

Financial Highlights

(in thousands, except per oz, per share and exchange rate figures)	Q1 2021	Q1 2020	Q4 2020
Revenue	$52,570	$48,050	$68,708
Mine operating earnings before non-cash items[1]	$19,926	$14,248	$32,433
Mine operating earnings	$11,029	$5,970	$22,144
Net loss	$(331)	$(40,464)	$13,611
Adjusted net income (loss)[1]	$1,694	$(3,475)	$12,930
Adjusted EBITDA[1]	$12,369	$6,380	$26,513
Free cash-flow[1]	$(10,662)	$(4,674)	$9,057
Cash flow from operating activities	$2,328	$11,758	$17,972
Cash and cash equivalents at end of period	$45,464	$38,795	$63,396
Borrowings at end of period	$27,638	$50,419	$33,398
Net working capital at end of period	$25,256	$(16,244)	$31,396
Earnings (loss) per share - basic	$(0.00)	$(0.13)	$0.04
Earnings (loss) per share - diluted	$(0.00)	$(0.13)	$0.04
Average realized gold price per oz2	$1,755	$1,577	$1,884
Average realized silver price per oz2	$25.35	$15.31	$25.06
Brazilian real (BRL)/USD	$5.47	$4.46	$5.40
Mexican peso (MXN)/USD	$20.02	$19.93	$20.59

Summary of Select Financial Results

Average realized prices for gold and silver increased to $1,755 and $25.35, respectively, for the first quarter of 2021 from $1,577 and $15.31 for the first quarter of 2020. The benefit of higher metal prices together with the impact on costs of a weak BRL were partially offset by moderate increases in production costs resulting in mine operating earnings of $11.0 million for the first quarter of 2021 compared with $6.0 million for the first quarter of 2020. After accounting for G&A and exploration, evaluation and development expenditures, operating earnings for the first quarter of 2021 were $3.1 million compared with a loss of $1.3 million in the prior year. Net loss for the first quarter of 2021 was $0.3 million after accounting for interest and financing charges, foreign exchange and derivative losses and income taxes compared with a net loss of $40.5 million for the first quarter of 2020. The net loss for Q1 2020 included a $26.0 million loss related to forward currency contracts on the BRL entered into in late 2019 and early 2020 to gain better certainty on BRL operating and capital costs at a time of significantly lower gold prices and foreign exchange losses of $10.8 million in Q1 2020, resulting from a significant weakening of currencies in the first quarter of 2020 against the USD. After making adjustments for derivative losses and foreign exchange losses, adjusted net income for the first quarter of 2021 was $1.7 million compared with an adjusted net loss of $3.5 million for the first quarter of 2020.

[1]	The Company has included the non-GAAP performance measures mine operating earnings before non-cash items, adjusted net income (loss), adjusted EBITDA, and free cash-flow throughout this news release and the accompanying Company’s MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
[2]	Average realized gold and silver prices are prior to smelting and refining charges.

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 Operational Highlights

	Q1 2021	Q1 2020	Q4 2020
Total material mined - Tucano (tonnes)	6,898,581	7,115,135	6,605,369
Ore mined - Tucano (tonnes)	347,466	310,597	749,510
Ore mined - Mexico (tonnes)[1]	56,975	67,846	50,868
Tonnes milled - Tucano	796,035	811,197	901,854
Tonnes milled - Mexico (excluding custom milling)[1]	58,669	68,965	49,498
Tonnes milled - consolidated operations (excluding custom milling)	854,704	880,162	951,352
Plant gold head grade (g/t) - Tucano	0.90	1.09	1.23
Plant head grade (g/t Ag eq) - Mexico[1]	324	318	270
Gold oz produced - Tucano	22,996	26,176	32,017
Gold oz produced - consolidated operations	24,978	28,940	33,703
Au eq oz produced[2]	30,556	34,725	36,997
Gold oz sold	24,881	26,807	33,374
Au eq oz sold[2]	29,635	32,225	36,549
Cash costs per gold oz sold - Tucano[3]	$983	$1,032	$879
AISC per gold oz sold - Tucano[3]	$1,549	$1,752	$1,171
Cash costs per gold oz sold[3]	$954	$1,045	$905
AISC per gold oz sold, excluding corporate G&A3	$1,557	$1,749	$1,248
AISC per gold oz sold[3]	$1,738	$1,886	$1,318

The Company's operations are on track to meet previously announced consolidated production guidance for 2021 of 135,000 to 150,000 Au eq oz with AISC (excluding corporate G&A) of $1,350 - $1,450/Au oz sold. As disclosed in the Company’s news release dated January 14, 2021, the second half of 2021 is expected to account for a least 55% of annual production guidance. The mine plan for Tucano also reflects more stripping in the first half of 2021 and therefore AISC is expected to be higher in the first half of 2021 than the annual guidance.

Production and AISC guidance here and elsewhere in this news release is forward-looking information that should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this news release and the Company's most recently filed Management Discussion and Analysis for the year ended December 31, 2020. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

[1]	Includes Topia and the GMC.
[2]	Gold equivalent oz are referred to throughout this document. For 2021, Au eq oz were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.00049 and 1:0.00057 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Au eq oz for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.00064 and 1:0.00076 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.
[3]	Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings before non-cash items, adjusted EBITDA, adjusted net income (loss), and free-cash flow throughout this news release and the accompanying MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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The Company continues to implement strict protocols to help prevent the spread of COVID-19 within its mine sites and host communities. Although not significant, operations in the first quarter of 2021 were affected by the pandemic. Workforce shortages were experienced during the quarter at the GMC and Topia mines, and Tucano experienced disruption through to late April in its purchased oxygen supply with scheduled deliveries redirected to Brazil's hospitals to meet needed demand. The Company is monitoring the situation closely and working with local health authorities to ensure a safe work environment and support the health of local communities.

Refer to the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2021 (“MD&A”) for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 and 2020 and MD&A can be viewed on the Company's website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the Company’s MD&A.

Additional information regarding Great Panther’s COVID-19 response plan, preventive measures taken to date and the potential impact on operations are available in the MD&A, available on the Company’s website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

WEBCAST AND CONFERENCE CALL

The Company will host a conference call and webcast to discuss the results on Thursday, May 6, 2021, at 9:00 AM PT/12:00 PM ET. Shareholders, analysts, investors and media are invited to join by logging in or calling in to the details below:

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Canada and US Toll-Free:	+ 1 800 319 4610
International Toll:	+ 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling the numbers below using the replay access code 6660.

Canada and US Toll-Free:	+ 1 800 319 6413
International Toll:	+ 1 604 638 9010
Replay Access Code:	6660

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ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

TECHNICAL INFORMATION

Scientific and technical information contained in this news release have been reviewed and approved by Neil Hepworth, Chartered Engineer UK, Chief Operating Officer, a Qualified Person, as the term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding: (i) expectations of the Company’s 2021 consolidated production and cost guidance in the news release, ability to meet its production and cost guidance and the assumptions underlying; (ii) expectations regarding the ongoing drill programs and the ability for positive results to increase the Company’s Mineral Resource inventory; (iii) expectations regarding the future impacts of COVID-19 and the Company’s ability to continue its operations without interruption should the situation not be as anticipated, including the expectation that shortages in purchased oxygen supply will decrease recovery rates over the next few months; and (iv) the Company's plans to pursue acquisition opportunities to complement its existing portfolio.

These forward-looking statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the assumptions underlying the Company’s Outlook of production and cost guidance continuing to be accurate, including the accuracy of the geological, operational and price and exchange rate assumptions on which the guidance is based, all as more particularly outlined in the Management Discussion and Analysis for the year ended December 31, 2020; continued operations at all three of the Company’s mines in 2021 without significant interruption, additional costs, workforce or supply shortages due to COVID-19 or any other reason; continued operations at Tucano in accordance with the Company’s mine plan, including the expectations regarding the ongoing geotechnical control of the Urucum Central South pit (“UCS”) and related slope stability and the Company’s ability to successfully access the mineralization in the UCS pit without additional costs or interruption; the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19; international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19; currency exchange rates remaining as estimated; assumptions regarding the cost of capital, decommissioning and reclamation, energy inputs, labour, materials, and supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms, including the granting of permits for the expansion of the GMC tailings storage facility (“TSF”) in time without condition which if not granted or conditioned, could result in an interruption to operations; the sufficiency of the Company’s tailing storage facilities; Tucano will be able to continue to use cyanide in its operations; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: potential political, regulatory, and social risks involving Great Panther’s operations in a foreign jurisdiction; developments with respect of COVID-19 that may impact the Company’s ability to operate as anticipated, including the risk for further workforce and supply shortages, and unplanned partial or full shutdown of the Company’s mines and processing plants, whether voluntary or imposed, including the risk that ongoing shortages in purchased oxygen supply will decrease recovery rates; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; risk that dilution and mining recovery estimates used in the Mineral Reserve estimation do not accurately reconcile with the Company’s ability to recover the tonnage, grade and metal content estimated in the Mineral Reserves; as the Company’s mines, including, but not limited to its Mexican operations, do not have established Mineral Reserves, except for Tucano, the Company faces higher risks that anticipated rates of production and production costs, such as those provided in this news release, will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; even though the geotechnical consultant have approved the restart of mining the UCS pit, there is no assurance that the Company will be able to continue mining and be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans and future revenues; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability; planned exploration activities may not result in conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources; the potential for unexpected costs and expenses or overruns; employee and contractor relations; relationships with, and claims by, local communities; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms, including the granting of permits for the GMC TSF in time without condition which if not granted or conditioned could result in an interruption to operations at the GMC; the inability to continue to operate the Topia TSF as planned, or to commence stacking at Topia Phase III when Phase II TSF is no longer available; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; and other risks and uncertainties, including those described in respect of Great Panther, in the MD&A and its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov/edgar.shtml.

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There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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